Exhibit 4.3

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (this “Agreement”) is made and entered into as of May 9, 2018, among Elah Holdings, Inc. (f/k/a Real Industry, Inc.), a Delaware corporation (the “Company”), Aleris Corporation, a Delaware corporation (the “Designated Investor”), and the Persons identified on the signature page hereto as the “Other Investors”1 (collectively, the “Other Investors” and each individually, an “Other Investor” and collectively with the Designated Investor, the “Investors” and each individually, an “Investor”).

WHEREAS, the Company is effecting its plan of reorganization approved in connection with the Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware, captioned under “In re Real Industry, Inc., et al.”, Case No. 17-12464, in such court (the “Plan”), pursuant to which, among other things, the Designated Investor is being issued Common Stock effective as of the Effective Date;

WHEREAS, notwithstanding restrictions on Transfers of Common Stock in the Certificate of Incorporation, the Designated Investor is authorized and permitted to distribute the Designated Investor Shares to its stockholders in proportion to their stock ownership in the Designated Investor,  in a single distribution effective on a single day, as long as after such distribution the Designated Investor owns no Common Stock (the “Designated Investor Distribution”),  subject to the Designated Investor’s right to (i) not distribute fractional shares of Common Stock and to sell to the Other Investors, pursuant to the DI Purchase Agreement, the whole number of Common Stock that results from the aggregate of such fractional shares and (ii) transfer, pursuant to the Apollo Purchase Agreement, certain shares of Common Stock to one or more of the Other Investors that would have otherwise been distributed to Apollo ALS Holdings II, L.P.;  and

WHEREAS, in connection with the consummation of the transactions contemplated by the Plan, and pursuant to the terms of the Plan, the parties hereto desire to enter into this Agreement to grant certain rights to the Investors and enter into certain other agreements, in each case as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties hereto agree as follows:

1.         Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” of a Person means any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

1    NTD:  Other Investors shall be the applicable 210/GSAM entities that are parties to the Securities Purchase Agreement.

“Affiliate Transaction” has the meaning set forth in Section 6(c).

“Agreement” has the meaning set forth in the preamble.

“Beneficially Own” has the meaning ascribed to it in Rule 13d-3 and 13d-5 (or successor rules then in effect) promulgated under Exchange Act.

“Board” means the board of directors (or any successor governing body) of the Company as constituted from time to time.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Certificate of Incorporation” means the Company’s certificate of incorporation, as in effect on the Effective Date as amended in connection with the Plan, as the same may be amended from time to time.

“Common Stock” means the common stock, par value $0.001 per share, of the Company and any other shares of capital stock of the Company issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Common Stock).

“Company” has the meaning set forth in the preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Designated Affiliate” of the Designated Investor means any of those Persons named as “Designated Affiliates” in a separate document for that purpose executed by the Designated Investor and the Company on or before the closing of the transactions under the Plan.

“Designated Investor” has the meaning set forth in the preamble.

“Designated Investor Distribution” has the meaning set forth in the recitals.

“Designated Investor Shares” means the shares of Common Stock Beneficially Owned by the Designated Investor on the Effective Date and any other shares of capital stock of the Company issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Common Stock).

“Disinterested Directors” has the meaning set forth in Section 6(a).

“DI Common Stock” has the meaning set forth in Section 3(b).

“DI Purchase Agreement” has the meaning set forth in Section 2(c).

“Effective Date” means the effective date of the Company’s emergence from Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware, captioned under “In re Real Industry, Inc., et al.”, Case No. 17-12464, in such court.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Information Letter” has the meaning set forth in Section 3(d).

“Investors” has the meaning set forth in the preamble.

“Lock-Up Period” has the meaning set forth in Section 2(a).

“Other Investors” has the meaning set forth in the preamble.

“Permitted Assignee” means any Designated Affiliate of the Designated Investor so long as such Designated Affiliate, together with the Designated Investor and the other Designated Affiliates of the Designated Investor, Beneficially Own in the aggregate at least one-half of the Designated Investor Shares.

“Permitted Assignment” means the assignment of the Designated Investor’s rights under Section 6(d) hereof to a Permitted Assignee.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Plan” has the meaning set forth in the recitals.

 “Related Party” has the meaning set forth in Section 2(a).

“Rights Agreement” has the meaning set forth in Section 8.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act and the Exchange Act.

“Tax Code” has the meaning set forth in Section 3(a).

“Termination Date” has the meaning set forth in Section 7.

“Transfer” means any sale, transfer, assignment or other disposition of (whether with or without consideration and whether voluntary or involuntary or by operation of law) of Common Stock.

“Treasury Regulations” has the meaning set forth in Section 3(a).

2.         Lock-Up Agreements.

(a)        Each Investor agrees that during the period beginning on the Effective Date and continuing to and including the Termination Date with respect to that particular Investor (the “Lock-Up Period”), such Investor will not directly or indirectly sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock or any other securities of the Company that are substantially similar to Common Stock, whether owned as of or acquired after the Effective Date or publicly announce an intention to do any of the foregoing. Furthermore, during the Lock-Up Period, no Investor will directly or indirectly (1) purchase, agree to purchase, contract to purchase, or purchase any option to purchase, directly or indirectly, any securities of the Company, (2) cause or assist any other Person that would be deemed to be part of a group (as defined in Section 13(d) of the Exchange Act) with such Investor to take any action described in clause (1) of this sentence, (3) take any action that would cause such Investor to be deemed to Beneficially Own additional securities of the Company (including, without limitation, by virtue of a voting agreement) or (4) take any action that would cause such Investor, alone or with others, to be deemed an Acquiring Person (as defined in the Amended and Restated Rights Agreement, dated as of November 2, 2017, between the Company and Computershare Inc. (as rights agent) (the “Rights Agreement”)). This Section 2(a) is expressly agreed to preclude each Investor from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a (i) Transfer, in whole or in part, of any of the economic consequences of ownership of the Common Stock or (ii) purchase, in whole or in part, of any of the economic consequences of ownership of Common Stock by such Investor, whether any such transaction in clause (i) or (ii) is to be settled by delivery of Common Stock or other securities, in cash or otherwise, even if such shares would be disposed of or purchased by someone other than such Investor.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from Common Stock. Notwithstanding anything to the contrary in this Agreement, this Section 2(a) shall not prevent any Transfer (x) of a direct or indirect interest in any Person Affiliated with or managed by an Affiliate of the Designated Investor or (y) of interests in any direct or indirect owner or investor of the Designated Investor or any Person Affiliated with or managed by an Affiliate of the Designated Investor, but only to the extent any such Transfer described in clauses (x) and (y) does not cause any of the factual statements in the Information Letter to no longer be true.

(b)        Each Investor agrees and consents to the entry of stop transfer instructions with the Company and its transfer agent and registrar against the Transfer of the Common Stock, except in compliance with the foregoing restrictions.  In furtherance of the foregoing, the Company is hereby authorized to decline to make or authorize any Transfer of securities if such Transfer would constitute a violation or breach of this Agreement or violate the Certificate of Incorporation.

(c)        Notwithstanding Sections 2(a) and 2(b), the Designated Investor is authorized and permitted to make the Designated Investor Distribution;  provided,  that the Designated Investor is authorized and permitted, at its option, not to distribute to its stockholders any fractional shares that would be distributed under the Designated Investor Distribution;  provided, further, that the Designated Investor is authorized and permitted, to sell to one or more of the Other Investors, pursuant to a purchase agreement (the “DI Purchase Agreement”) with such of the Other Investors, at a price per share of the Common Stock being paid by the Other Investors under the DI Purchase Agreement,  the whole number of the Designated Investor Shares that results from the aggregation of such fractional shares; and provided, further, that the Designated Investor is authorized and permitted to transfer, on behalf of Apollo ALS Holdings II, L.P., to one or more of the Other Investors, pursuant and subject to the terms and conditions of a purchase agreement (the “Apollo Purchase Agreement”), certain shares of Common Stock that would have otherwise been distributed to Apollo ALS Holdings II, L.P. A copy of the form of DI Purchase Agreement is attached hereto as Exhibit A and a copy of the form of Apollo Purchase Agreement is attached hereto as Exhibit B.  The Company represents and warrants to the Designated Investor that the Board has unconditionally approved the Designated Investor Distribution,  the DI Purchase Agreement and the Apollo Purchase Agreement as exceptions to any  restrictions on the transfer of Common Stock, including the restrictions on “4.9-percent Transactions” and “Prohibited Transfers” set forth in Article IX of the Certificate of Incorporation, and has provided separate written confirmation of such approvals to the Designated Investor;  provided,  that the failure of the Board to approve the Designated Investor Distribution, the DI Purchase Agreement or the Apollo Purchase Agreement shall not prevent the Designated Investor from effectuating the Designated Investor Distribution,  the DI Purchase Agreement or the Apollo Purchase Agreement,  or result in any liability to the Designated Investor after effectuating the Designated Investor Distribution,  the DI Purchase Agreement or the Apollo Purchase Agreement.

3.         Other Representations, Warranties and Covenants of the Designated Investor.  In consideration of being issued Common Stock on the Effective Date, the Designated Investor hereby agrees with and represents and warrants to the Company:

(a)        Subject to Section 2(c), during the period beginning on the Effective Date and continuing to and including the Termination Date, the Designated Investor agrees to prevent (to the extent in its reasonable control) and not knowingly to participate in or facilitate (whether by consent or approval, sharing of information or otherwise) any transaction involving it, or any Persons directly or indirectly holding securities or other interests issued by it, that would result in an indirect transfer of its Common Stock that would cause any “owner shift,” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”), or the Treasury regulations promulgated thereunder (the “Treasury Regulations”), with respect to the

Company.  For the avoidance of doubt, nothing in this Section 3(a) shall restrict or limit the Designated Investor’s right to make the Designated Investor Distribution and to complete the transactions under the DI Purchase Agreement.  Notwithstanding anything to the contrary in this Agreement, this Section 3(a) shall not prevent any Transfer (x) of a direct or indirect interest in any Person Affiliated with or managed by an Affiliate of the Designated Investor, or (y) of interests in any direct or indirect owner or investor of the Designated Investor or any Person Affiliated with or managed by an Affiliate of the Designated Investor, but only to the extent any such Transfer described in clauses (x) and (y) does not cause any of the factual statements in the Information Letter to no longer be true.

(b)        The Designated Investor represents and warrants that the only stock it has issued and outstanding is a single class of common stock, par value $0.01 (“DI Common Stock”), and that it owns no shares of common stock of the Company, other than the shares of Common Stock distributed or to be distributed to it pursuant to the Plan.

(c)        The Designated Investor agrees that for so long as it owns Common Stock, without the consent of the Company, it will not issue any stock of any class;  provided, that, the Designated Investor is specifically permitted to issue DI Common Stock in connection with (1) the exercise by a holder thereof of the conversion rights under Aleris International, Inc.’s 6% Senior Subordinated Exchangeable Notes, (2) the exercise or vesting of any option, restricted stock unit or DI Common Stock otherwise issuable under any equity incentive plan or similar plan to which the Designated Investor is a party, and (3) any contract or agreement to which the Designated Investor is a party (including employment agreements) which contractually require the Designated Investor to issue or distribute DI Common Stock.

(d)        The Designated Investor has provided to the Company in writing certain factual information the Company has requested regarding the holders of securities and other interests issued by the Designated Investor (the “Information Letter”).  To the knowledge of the Designated Investor, such information is true, correct and complete as of the date provided.  For so long as the Designated Investor owns any Common Stock (or if earlier, the Termination Date),  at the Company’s sole cost and expense with respect to third party out of pocket costs,  the Designated Investor (i) will provide such factual information about the Persons holding securities or other interests issued by the Designated Investor as is reasonably and specifically requested by the Company to determine the Company’s “5% shareholders” (within the meaning of Section 382 of the Tax Code and the Treasury Regulations), and (ii) will use commercially reasonable efforts to obtain similar factual information for the Company from any Person that, due to its direct or indirect ownership of securities or other interests issued by the Designated Investor, is or could have owners or other interest holders who are a “5% shareholder” or “higher tier entity” (each within the meaning of Section 382 of the Tax Code and the Treasury Regulations) with respect to the Company. Notwithstanding the foregoing, this Section 3(d) shall not require the Designated Investor to (x) disclose the identity of, or other specific information related to, any Person that indirectly owns less than 5% of the Common Stock, solely taking into account such Person’s indirect ownership of the Common Stock owned by the Designated Investor, (y) inquire into any direct, indirect, constructive or attributed ownership by any Person of Common Stock other than solely by reason of owning a direct or indirect interest in the Designated Investor, or (z) make any legal conclusions or provide any legal opinions.

4.         Acknowledgement of Law.  Each Investor acknowledges and agrees that it remains responsible for its own compliance with applicable Securities Laws, and that from time to time it may become aware of information which precludes transactions in Company securities (including that are registered on a registration statement).

5.         Expenses.  All expenses incurred by the Company in complying with its obligations pursuant to this Agreement shall be paid by the Company.  In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits.

6.         Affiliate Transactions.

(a)        The Company shall not, and shall cause its subsidiaries not to, enter into, consummate, amend, modify (including by waiver) or terminate any Affiliate Transaction (as defined below) or any agreement with respect thereto without the approval of a majority of the directors of the Company who were not appointed by and are not otherwise affiliated with the Related Party to which such Affiliate Transaction relates (the “Disinterested Directors”).  Notwithstanding anything to the contrary herein, independent directors appointed by a Related Party shall be entitled to vote in respect of Affiliate Transactions so long as they remain independent of such Related Party.

(b)        Notwithstanding Section 6(a), the approval of the Disinterested Directors shall not be required to approve (i) any Affiliate Transaction that is conducted on arms’ length terms (including with respect to market pricing) and does not, collectively with any related transactions, involve payments or value in excess of $1,000,000 in the aggregate; provided, that the officers of the Company shall regularly provide a report to each member of the Board regarding any Affiliate Transactions that are not required to be approved by the Disinterested Directors by virtue of this Section 6(b), including the material terms thereof; or (ii) any Affiliate Transaction of debt financing for any direct or indirect acquisition by the Company or any of its subsidiaries of any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets.

(c)        For the purposes of this Section 6, the following terms shall have the following meanings:

(i)         “Affiliate Transaction” means any contract, agreement, transaction or other arrangement (whether written or unwritten) between the Company or any of its subsidiaries, on the one hand, and any stockholder of the Company that, collectively with its Affiliates, Beneficially Owns more than 5% of the Common Stock, or any Affiliate of any such stockholder of the Company, on the other hand; provided that, “Affiliate Transactions” shall not include transactions between or among the Company and any of its subsidiaries.

(ii)       “Related Party” means a stockholder of the Company that, collectively with its Affiliates, Beneficially Owns more than 20% of the Common Stock.

(d)        The Designated Investor’s right to enforce this Section 6 do not attach to its shares of Common Stock and may only be assigned pursuant to a Permitted Assignment; provided that the Permitted Assignee executes a joinder agreement pursuant to which such Permitted Assignee agrees to be bound by the terms hereof as the Designated Investor hereunder.  The Designated Investor shall notify the Company within three Business Days after any Permitted Assignment.

7.         Termination.  With respect to the Designated Investor, this Agreement shall automatically terminate and shall be of no further force and effect upon the earliest to occur of (i) execution and delivery of a written agreement of all the parties hereto agreeing to such termination, (ii) the date that is sixty (60) months after the Effective Date, and (iii) adoption by the board of directors of the Designated Investor of irrevocable resolutions declaring a dividend to effectuate the Designated Investor Distribution and the provision by the Designated Investor of a  notice to the Designated Investor’s transfer agent and the Company irrevocably directing such transfer agent to deliver to the Company stockholder information for all record holders of DI Common Stock (the date on which the earliest to occur of (i), (ii) or (iii), the “Termination Date” with respect to the Designated Investor).  With respect to any Investor other than the Designated Investor, this Agreement shall automatically terminate and shall be of no further force and effect upon the earliest to occur of (x) execution and delivery of a written agreement of all the parties hereto as to which there has not been a Termination Date agreeing to such termination, and (y) the date that is sixty (60) months after the Effective Date (the date on which the earliest to occur of (x) or (y), the “Termination Date” with respect to any Investor other than the Designated Investor).  Notwithstanding the occurrence of a Termination Date with respect to any Investor, nothing in this Section 7 shall relieve any party from liability for any breach of this Agreement prior to the effectiveness of such termination.

8.         Approval of Distribution.  The Company here acknowledges and agrees the transactions taken pursuant to the Designated Investor Distribution and the DI Purchase Agreement do not violate or constitute a breach of the Rights Agreement, by and between the Company and Computershare, Inc., and the Company hereby waives any and all rights pursuant to the Rights Agreement with respect to the Designated Investor Distribution.

9.         Notices.   All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing, which shall include electronic delivery, and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9).

If to the Company:	c/o 210/RELY Partners, LP 8214 Westchester Drive, Suite 950 Dallas, Texas 75225 Telephone: (214) 999-6082 Attention: Caryn Peeple
with a copy to:	Gibson, Dunn & Crutcher LLP 2100 McKinney Avenue, Suite 1200 Dallas, Texas 75201 E-mail: dsinak@gibsondunn.com Attention: David Sinak
If to the Designated Investor:	Aleris Corporation 25825 Science Park Drive, Suite 400 Beachwood, Ohio 44133-7392 E-mail: chris.clegg@aleris.com Attn: Christopher R. Clegg,
with a copy to:	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 E-mail: Randi.Lally@friedfrank.com Attention: Randi Lally

If to any Investor, to such Investor’s address as set forth in the register of stockholders maintained by the Company, which address shall be deemed valid for purposes of providing notice to the Investor under this Agreement, unless such Investor shall have specified another address in a notice given in accordance with this Section 9. Each Investor shall promptly notify the Company of any change in its mailing or electronic address and/or its contact person.

10.       Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

11.       Successor and Assigns.

(a)        Except as otherwise set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b)        Each Other Investor may assign its rights hereunder to any purchaser or transferee of Common Stock;  provided, that such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as an Other Investor whereupon such purchaser or transferee shall have the benefits of, and shall be subject to the restrictions contained in, this Agreement as if such purchaser or transferee was originally included in the definition of an Other Investor herein and had originally been a party hereto.

(c)        The Designated Investor shall not be entitled to assign its rights under Section 6  hereof except in accordance with Section 6(d).

12.       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

13.       Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

14.       Amendment, Modification and Waiver. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and each Investor or Permitted Assignee.  No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

15.       Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16.       Remedies. Each party hereto, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each party hereto acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.  If any Investor breaches this Agreement and the Company fails to exercise its remedies in response to such breach, the parties hereto agree that any Investor shall be entitled, on behalf of the Company, to exercise any rights granted to the Company by law, including recovery of damages, and to seek specific performance, with respect to such breach.

17.       Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the Delaware Chancery Court, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

18.       Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 18.

19.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

20.       Further Assurances. Each of the parties to this Agreement shall, and shall cause their Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

COMPANY:

ELAH HOLDINGS, INC.

By:	/s/ Kelly G. Howard
Name:	Kelly G. Howard
Title:	General Counsel, Executive Vice President and Corporate Secretary

DESIGNATED INVESTOR:

ALERIS CORPORATION

By:	/s/ Eric M. Rychel
Name:	Eric M. Rychel
Title:	Executive Vice President, Chief Financial Officer & Treasurer

Signature Page to Stockholders Agreement

OTHER INVESTORS:

210/RELY PARTNERS, LP

By:	210/RELY Investment, LLC,
its General Partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	Principal

Goldman Sachs BDC, Inc.

By:	/s/ Brendan McGovern
Name:	Brendan McGovern
Title:	Chief Executive Officer and President

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC

By:	/s/ Brendan McGovern
Name:	Brendan McGovern
Title:	Chief Executive Officer and President

Goldman Sachs Middle Market Lending Corp.

By:	/s/ Brendan McGovern
Name:	Brendan McGovern
Title:	Chief Executive Officer and President

Signature Page to Stockholders Agreement